



Annual Report

Joint Stock Company

"Aeroflot – Russian Airlines"

2009

(In accordance with Russian Accounting Standards)

Moscow, 2010

Table of Contents

1. Aeroflot Background

Aeroflot is the largest airline in Russia and CIS countries. In 2009 Aeroflot alone carried 8.8 million, and with its affiliated companies combined – 11.1 million passengers. Aeroflot's passenger traffic makes about a quarter of the overall passenger traffic of the Russian air transport.

Aeroflot is one of few world airlines that have a history of many years; on February 9, 2010 Aeroflot together with the Russian civil aviation celebrated its 87th anniversary.

The Airline operates its own flights on 111 routes to 46 countries worldwide. As of the beginning of 2010, Aeroflot's fleet was comprised of 116 aircraft. During the first quarter of 2010 Aeroflot fleet received one A-320 and one A-330 aircraft, whereas one TU-134 and three TU-154 were removed, and therefore at the end of the first quarter of 2010 the aircraft fleet numbered 114 airliners.

Aeroflot is a member of the global airlines alliance SkyTeam. Common Alliance route network covers 856 destinations in 169 worldwide that provides SkyTeam Member airlines' passengers actually limitless options of travel arrangements.

The Company is based in Moscow in International Airport Sheremetyevo. In 2009 trial testing of Terminal D has commenced.

Aeroflot's strategy lays down the creation of international class airline oriented towards achieving the highest international standards.

Under the Order of the President of the Russian Federation, JSC "Aeroflot" has been included in the List of Strategic Enterprises and Strategic Companies.

2. Key performance indicators

- **Leading place** in international and domestic operations.
- Services are provided on **111 routes** with an average frequency of **8 flights per week/route.**
- **8.8 million** passengers have been carried, and with affiliated companies combined – **11.1 million*.**
- As at the end of 2009, the Airline fleet listed **116 aircraft the most part of which are** modern and efficient airliners.
- **Leading place among SkyTeam member airlines as for the service quality** in economy class on short and medium haul routes, as well as in business class on long haul routes.

Performance indicators	**2009**	**2008**	**Variance**
Passengers carried, millions, thousand persons.	8 755,5	9 271,4	-5,6%
Cargo and mail carried, thousand tons	86,8	87,9	-1,3%
Passenger turnover achieved, milion PKM	25 986,2	27 247,5	-4,6%
Tonne-kilometers achieved, milion TKM	2 738,6	2 843,3	-3,7%
Passenger load factor, %	69,5	70,9	-1,4
Enplaned traffic, %	55,9	56,2	-0,3
Average count of staff, persons	14 290	14 952	-4,4%
Financial indicators			
Operating revenue, billion rubles	87,6	95,0	-7,8%
Revenue from passenger, cargo, mail traffic, billion rubles	71,8	79,2	-9,3%
Profit before taxation, billion rubles	4,5	9,4	-51,6%
Net profit, billion rubles	1,6	5,8	-73,3%
Net wealth at the year end, billion rubles	31,6	33,2	-4,8%
Overall investments, billion rubles	1,5	3,0	-50,0%
Company worth indicators			
Net profit per one share, rubles.	1,4	5,2	-74,5%
Market capitalization at the year end, million USD	1,9	1,1	+73,0%
Cost/profit ratio per one share	36,9	5,3	+596,0%

* Taking into account affiliated companies "Donavia" and Nordavia" volumes/

3. Address of the Chairman of the Board of Directors

Dear Colleagues!

JSC "Aeroflot – Russian Airlines" is summing up the results of a crisis year. They are mixed and require a deep revision. Nevertheless, the essence is apparent: under a severe crisis conditions having impact on the industry worldwide our Company has managed to stay out and to consolidate its positions in the air transport market.

Efficient anti-crisis measures taken have secured to Aeroflot continued profitability and financial stability, operational results that notably exceed industry average. The Company's importance as the flagman of the Russian civil aviation remains consistently high. In 2009 Aeroflot and its affiliated airlines carried 11.1 mln passengers. This represents actually every forth passenger who used the services of the domestic air industry. The Aeroflot's rates of passenger flow crisis decrease in the last year were nearly twice as low as the world industry average. The Airline was among those few in the world that had a positive bottom line at the end of the last year.

Aeroflot is a dynamically developing carrier having one of the youngest aircraft fleets in Europe and leading service standards, far-reaching air routes network in Russa and worldwide, modern business processes and technologies. The Airline competes head-to-head with leading players of the world air transport market and has been successful to integrate into that market, including via its participation in the global airlines alliance SkyTeam. Last year, in airport Sheremetyevo, Terminal D construction was completed, and it started operating in a trial mode, being the most modern and technologically advanced airport terminal in Russia and East Europe.

Aeroflot is an integral part of the national economy of Russia, and it would be impossible without it to provide real, mass air services accessibility to the Russians which is of great economic and political importance.

The State sees in Aeroflot not simply a strategic asset and a world known brand identifiable with Russia. The Company has been honored with special reliance and responsibility in the matter of consolidation of the national air transport industry. Under the Government decision, assets sufficient to sharply build up operational activities on domestic air routes that are of priority to us have been provided to JSC "Aeroflot – Russian Airlines". Aeroflot intends to double passenger flow and win at least one third of the domestic Russian market by 2011.

The above described perspective looks very real. In the beginning of 2010, there were observed some signs of after-crisis recovery in the industry. Aeroflot has begun the new year with high rates of growth, with the main increase of passenger traffic being attributed to the domestic routes. After crises a recovery of passenger traffic volume is forecasted in Russia during the current year to go up to the 2008 level.

There is always a gap between a forecast and the reality that can only be overcome through effective, well coordinated and dedicated work. During the past year Aeroflot's team demonstrated that it is capable to work in this way. Today the National Carrier has got all required resources to meet the assumed ambitious objectives for the benefit of its passengers and shareholders.

Minister of Transport of the Russian Federation Igor Levitin

4. General Director's Address

Dear Shareholders!

The past year was full of large scale developments for JSC "Aeroflot". Under shareholders' decision, the Company's management was changed, development guidelines were revised, a course of deep modernization of the Company was adopted.

In 2009, not only could we successfully withstand the global economic crisis, but managed to advance significantly along a number of key directions providing for the strengthening of the Company's competitiveness in the Russian and international markets.

Aeroflot maintained its positive leadership among Russian airlines in the scheduled flights sector. Dynamics of the Company's performance exceeded the industry wide average indices. All in all, "Aeroflot" Group, taking into account the affiliated companies' contribution, carried 11.1 mln passengers, that makes nearly a quarter of the total volume of passenger traffic of the national air transport industry as a whole.

Our Company's key financial result is that Aeroflot managed to finish the year with a profit. Under the crisis conditions in the industry very few of the world air carriers could report similar outcome. Net profit was received by Aeroflot due to timely and efficient implementation of a crisis management program. At the same time a significant growth of JSC "Aeroflot" market capitalization was achieved: at the end of 2009, it reached $US1.9 billion having gone up by 73%.

Among the achievements of 2009, the most notable for JSC "Aeroflot" we regard the following:

— Optimization of the Company structure and staff number. As a result manageability and efficiency of operation was enhanced in all Aeroflot subdivisions.

— Completion of a strategic project that is the commissioning of Terminal D in Sheremetyevo airport. Since November 15, the Terminal has been operating in a trial mode and is expected to commence operations fully this year. The new office of the Company started functioning in the close vicinity of Sheremetyevo Airport.

— Continuation of the fleet renovation: the complete removal from operation of obsolete Tu-154 aircraft with a concurrent replenishment of the aircraft fleet with modern airliners.

— Development of air routes network in Russia and worldwide. Route network management has been adapted to a single standard based on the clear criterion of routes profitability.

— Wide implementation of information technologies. Transition of IT systems to a single basis, a new stage of management system implementation basing on SAP solutions, full scale development of on-line Internet sales, new hi-tech services for passengers.

— Enhancement of passenger service level. New in-flight meals, new content of in-flight entertainment programs, new uniform and higher qualification of cabin attendants basing on the highest international standards.

Aeroflot has won the first place in economy class passenger handling on short and medium haul flights, and in business class on long haul flights among European SkyTeam member airlines.

Our Company has assumed the objective to become the leader in the Russian market of air transpiration on all air routes, however Aeroflot's priority is the routes between Russian cities. We assume it is useless striving to dominate foreign markets having not become number one airline at home.

We shall have to resolve a number of strategic tasks under complicated condition following this path including the task of consolidation of the industry. We have a good cause to believe in success as our Company has a professional team of specialists. The shareholders' support of our initiatives will enable us to mange Aeroflot's current potential effectively and create the necessary prerequisites not only to maintain our leading positions, but to assure new, breakthrough achievements.

Vitaly Saveliev

5. Comprehensive Development Strategy

Currently, the globalization process in the world air transport industry has been ever more apparent: the formation of a new structure of the industry that is going to be dominated by just a few world largest airlines alliances has been going on. Having taken into account these developments in the international market Aeroflot has embarked on the implementation of a strategic concept of a global network company formation to become one of the leading players in the world air transport market.

Results of implementation of key objectives in 2009

Objectives in 2009	Result	Realized
Completion of construction and commissioning of Terminal D in Sheremetyevo Airport	√	Trail operation of the Terminal commenced on November 15, 2009. By the year end, Aeroflot completed moving its domestic flight to the Terminal D bad handled 242.8 thousand passengers.
Modernization of the aircraft fleet.	√	The Airline's aircraft fleet was supplemented by 18 medium haul aircraft of Airbus A 320 family and six long haul A 330 aircraft. Tu-154 aircraft were fully removed from operation. By the year end, all scheduled flights were performed on modern airliners.
Realization of the cost saving program	√	Crisis management program implementation was continued. A new Finance and Investment Committee was set up which operations enabled Aeroflot to cut down considerably operational, commercial and administrative costs. Measures to optimize the number of the staff members, closure of inefficient flights, change of airliners on low load factor routes, savings on agents' services were taken. Overall financial effect, taking into account the oil prices decrease and currencies exchange rates fluctuations in 2009 as compared with 2008, was over $US975 million that exceeded preliminary forecast (in the amount of $US859 vullion) by 13.5%.
Improvement of passenger service quality	√	Aeroflot won the first place among European SkyTeam member airlines in passenger service in economy class on short and medium haul routes, and in business class on long haul routes (according to SkyTeam marketing survey «Onboard Survey» for April – September, 2009 period). The Airline was the leader in all elements of in-flight service: boarding process, cabin comfort, cabin attendants service, catering, press and quality of video system in business class.
Implementation of e-technologies and increase of		A new Company's Internet website with an eight language interface, separate sections for corporate

direct sales share via website and call-center	√	clients, holders of Aeroflot Bonus cards and the airline staff members, and the capability of on-line booking, ticketing and check-in was developed. The site provides now for new services – hotel reservations and car rentals. Options of passenger self check-in via Aeroflot's kiosks in Sheremetyevo Airport were expanded. The Program of building an automated call-center based on voice recognition and speech synthesis (in eight languages) that enables passengers to contact call-center and talk with the computer capable of accepting unlimited number of calls, giving full information of flight schedule, and potentially making reservations was developed. A concept of a new automated operational management system covering all components of flight operations control: flights, crew and other resources planning, monitoring of operations, optimization of daily plans, search of solutions in irregular situations was adopted. Implementation of an integrated automated enterprise management system SAP/R3 commenced.
Development of a strategic management system	√	A strategy realization management system (higher level strategic objectives implementation) based on the key performance efficiency indicators (KPI) system allowing to monitor and measure the extent of strategic objectives realization both at the upper level of corporate management and at the level of structural divisions of the Company.

Strategic Objectives of Aeroflot Group of Companies


Leading positions in traffic volumes in Europe
Major modern hub in Sheremetyevo Airport
Aeroflot – global network airline
№1at the domestic air transport market
Extended long haul routs network
№1in product quality in Europe

The basis of Aeroflot Group of Companies strategy until 2015 – development of foundation required for creation of a global network company.

Key objective – building up market presence and strengthening positions at the main targeted markets through both a limited growth and the opportunities of merger /amalgamation of other air carriers. For that end, Aeroflot's main priority is the consolidation of its positions at the domestic air transport market in Russia and CIS countries.

In medium-term outlook till 2015 - expanding main routs network, further strengthening the aircraft fleet and winning dominant positions at the targeted markets:

- Russia's domestic market: Russia is the first priority market, the springboard for the advance to the global level;
- Russia - CIS – a strategic market with a high growth potential due to an advantageous geographical location of Aeroflot's traffic junction (hub);
- South East Asia – Russia – Europe is a fast growing international transit market where Aeroflot has competitive geographic advantages;

- Russia – Europe is Company's well-established financially successful market with prospects for further development.

Long-term outlook:

- formation of a competitive traffic junction (hub) in Sheremetyevo Airport commensurate as for traffic volumes and service quality with hubs of leading European air carriers:
  - ensuring required runway and "air" throughput capacity;
  - formation of internal (terminals – shuttle service between terminals) and external infrastructure (access roads – throughput and fast shuttle service with downtown Moscow);
- development in the segment of regional transportation including, among other things, the creation of new hubs in Saint Petersburg and in the Far East;
- further modernization and unification of the aircraft fleet;
- enhancement of the product quality up to the level of the leading world air carriers both in flight and on the ground.

Key objectives for 2010

Consolidation of positions at the domestic market, in particular through consolidation of Russian airlines (airline GK "Rostechnologii").

Ensuring intensive growth and securing dominant positions on targeted markets

- sales aand marketing:
  - improvement of all service components;
  - promotion of direct sales on the basis of electronic trade development;
  - encouragement of corporate sales, promotion of corporate clients loyalty;
  - enhancement of frequent flyer program efficiency;
  - expansion of service options for business and economic class passengers, and personalization of the service;
  - launch of the new service to provide the check-in via mobile phones and to allow in flight Internet access at some long haul flights;
  - improvement of the schedule quality at the routes with a high level of demand;
  - holding electronic tenders to sell block seats;
  - promotion of the brand and enhancement of sales at the external markets;
  - preparation of initiatives for SkyTeam alliance.
- development of routs network:
  - creation of an efficient hub in Sheremetyevo Airport;
  - strengthening of positions at the main routes on domestic air lines through increased frequencies and optimized connections;
  - development of Noth West and Far East regions (formation of hubs);
  - further development of transit traffic network East Asia – Russia – Europe.
- aircraft fleet modernization and costs management:
  - formation of an efficient fleet of modern aircraft;
  - optimization of supply management;
  - optimization of aircraft fuel consumption;
  - further reduction of administrative costs;
  - phased introduction of an integrated automated enterprise management system SAP/R3.

Development of the project for setting up flight crew personnel training – Aeroflot Aviation School. The Project is intended to provide initial training of all aviation personnel involved in an airline operations: pilots, cabin attendants, maintenance and engineering personnel, ground flight support services.

A strategy realization management system (higher level strategic objectives implementation) based on the key performance indicators system (KPI) allowing to monitor and measure the extent of strategic objectives realization both at the upper level of corporate management and at the level of structural divisions of the Company

Introduction of higher level strategic objectives implementation system based on the key performance efficiency indicators (KPI). In 2009 Aeroflot management resolved for a phased transition of personnel to a new scheme of payment based on the concept of the Key Performance Indicators (similar to foreign KPI). The new system means that any bonus payable to an employee is measured proceeding from the results of the performance of the Company as a whole, of its subdivisions and the employees' personal achievements. In 2009, the new wage system was applied to JSC Aeroflot's executives and managers holding positions ranging from General Director's and Chief Accountant's deputies and down to heads of subdivisions. The efficiency Key Performance Indicators will be assessed quarterly and based on the results of the year. Aeroflot's KPI system covers indicators demonstrating economic efficiency of JSC Aeroflot's performance (ROIC[1], EBITDAR[2] and others), financial and economic indicators of the subdivisions performance and other indicators of quality and business effectiveness. The Company is going to apply the new wage system to all other managers of the Company and a part of specialists.

[1] ROIC - Return On Invested Capital
[2] EBITDAR- Earnings Before Interest, Taxes, Depreciation, Amortization and Rent

6. Main Performance Indicators

Crisis management program allowed Aeroflot to mitigate the impact of adverse economic factors on its business in 2009.

The dynamics of the operational indices of the Airline exceeded the industry average, with Aeroflot's and Aeroflot Group's share in the Russian air transport market gone up.

Performance Indicators for 2008 and 2009.*

International Service	2009	2008	Variance, %
Passengers carried, thousands	5 412.6	5 696.3	-5.0
Actual passenger turnover , million PKM	17 345.9	18 745.5	-7.5
Maximum attainable passenger turnover, million PKM	25 770.2	26 889.3	-4.2
Passenger load factor, %	67.3	69.7	-2.4
Specific ratio of scheduled services, %	98.2	99.1	-0.9
Cargo and mail carried, thousand tons	51.3	57.5	-10.8
Actual cargo turnover, million TKM	232.1	262.1	-11.5
Actual tonne kilometers, million TKM	1 793.3	1 949.2	-8.0
Maximum attainable tonne kilometers, million TKM	3 383.3	3 599.0	-6.0
Enplaned traffic, %	53.0	54.2	-1.2
Domestic Services			
Passengers carried, thousands	3 342.9	3 575.1	-6.5
Actual passenger turnover , million PKM	8 640.3	8 502.0	+1.6
Maximum attainable passenger turnover, million PKM	11 629.5	11 522.7	+0.9
Passenger load factor, %	74.3	73.8	+0.5
Specific ratio of scheduled services, %	100.0	99.9	+0.1
Cargo and mail carried, thousand tons	35.5	30.4	+16.8
Actual cargo turnover, million TKM	167.7	128.9	+30.1
Actual tonne kilometers, million TKM	945.4	894.1	+5.7
Maximum attainable tonne kilometers, million TKM	1 516.6	1 459.9	+3.9
Enplaned traffic, %	62.3	61.2	+1.1
Total			
Passengers carried, thousands	8 755.5	9 271.4	-5.6
Actual passenger turnover , million PKM	25 986.2	27 247.5	-4.6
Maximum attainable passenger turnover, million PKM	37 399.7	38 412.0	-2.6
Passenger load factor, %	69.5	70.9	-1.4
Specific ratio of scheduled services, %	98.8	99.5	-0.7
Cargo and mail carried, thousand tons	86.8	87.9	-1.3
Actual cargo turnover, million TKM	399.9	391.0	+2.3
Actual tonne kilometers, million TKM	2 738.6	2 843.3	-3.7
Maximum attainable tonne kilometers, million TKM	4 900.0	5 058.9	-3.1
Enplaned traffic, %	55.9	56.2	-0.3

* Without affiliated airlines

7. Financial Report

Management's View on Financial Statements

Financial statements of JSC "Aeroflot – Russian Airlines" have been prepared in full compliance with applicable regulations and legislative acts of the Russian Federation.

JSC Aeroflot's management assumes full responsibility for preparation of the corporate financial statements that are reliable in reflecting financial results, cash flows and the status of corporate property for 2009.

Financial statements of JSC Aeroflot for the year ending on December 31, 2009 has been reviewed by the JSC Aeroflot's Audit Commission and Audit Company "HLB Vneshaudit".

The Audit Commission and the external auditors carry out the auditing of financial statements in accordance with legislation and regulations of the Russian Federation and in compliance with generally accepted audit rules.

During the audit of financial statement the independent auditors have access to all required paperwork to obtain sufficient grounds to express an opinion on the compliance of the Company's financial statements with the requirements of applicable legislation and that they are free of material distortions.

At the conclusion of the audits, the required opinions have been submitted to JSC Aeroflot's management proving the reliability of the financial statements under audit and compliance of the accounting process with the requirements of the Russian Federation legislation.

General Director V.G.Saveliev

Chief Accountant A.P.Trusov

Consolidated Accounting Balance Sheet as at the 31st of December, 2009

(in thousand rubles)

№	Indicator Description	At Year Beginning	At Year End
	Assets		
1	Intangible assets	94 064	88 247
2	Fixed assets	5 085 152	5 096 989
3	Construction in process	3 208 613	3 659 049
4	Long-term financial investments	4 401 371	4 955 148
5	Supplies	3 205 803	3 096 386
6	Accounts receivable	30 810 495	28 211 561
7	Short-term financial investments	181 515	97 883
8	Cash assets	3 014 335	2 791 635
9	Other assets	327 694	386 888
	Balance	**50 329 042**	**48 383 786**
	Liabilities		
1	Authorized capital	1 110 616	1 110 616
2	Own shares redeemed from shareholders	-405 967	0
3	Additional paid-in capital	1 811 440	1 483 337
4	Reserve capital	277 654	277 654
5	Нераспределенная прибыль (непокрытый убыток) прошлых лет	30 287 589	26 917 112
6	Retained earnings (uncovered loss) for the reporting year	0	1 553 377
7	Borrowings	1 820 409	2 460 981
8	Accounts payable	15 271 641	14 129 397
9	Other liabilities	155 660	451 312
	Balance	**50 329 042**	**48 383 786**

Consolidated Profit and Loss Accounts of JSC Aeroflot for 2009

(in thousand rubles)

Indicators	2009	2008
Earnings		
Earnings from principal activities	**87 636 897**	**95 013 960**
including:		
Sales of passenger services	69 558 937	76 161 898
Sales of cargo services	2 284 967	3 083 284
Other sales	15 792 993	15 768 778
Other earnings		
Interest receivable	38 855	73 880
Proceeds from participation in other companies	277 927	219 715
Other proceeds	18 634 731	13 201 306
Costs		
Cost value of works, services sold	73 456 586	79 322 627
Commercial costs	4 358 932	5 389 762
Administrative costs	3 989 861	3 750 176
Interests payable	191 421	110 129
Other expenses	20 051 533	10 550 142
Deferred tax assets / liabilities	75 087	106 210
Current profit tax and other tax payments	2 911 613	3 472 503
Net profit of the reporting year	**1 553 337**	**5 807 312**

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

ANNOUNCEMENT

of the convention of the Annual General Meeting of JSC "Aeroflot"

Joint Stock Company "Aeroflot – Russian Airlines" (JSC "Aeroflot"), domicile: Arbat St., 10, Moscow, 125167 announces hereby the convention of its Annual General Meeting of shareholders.

Form of convention of the Annual General Meeting of shareholders is meeting.

Date and time of the Meeting – **the 19th of June, 2010, 10:00 a.m.**

Venue of the Meeting – JSC "Aeroflot" Office Building, bldg. 1, tenancy 31, Mezhdunarodnoye Shosse, North Administrative District, Moscow, the Russian Federation (passage: bus № 851 from underground station "Rechnoy Vokzal", bus № 817 from underground station "Planernaya" to bus stop "Melkisarovo").

Date of finalizing the List of persons entitled to attend the Annual General Meeting – **the 4th of May, 2010.**

Shareholders may send completed and signed ballots to the following **mailing address**: Arbat St., 10, Moscow, 125167, Department of Corporate Property Management of JSC "Aeroflot". In determining the quorum and summing up vote returns the ballots received before or on the 16th of June, 2010 are only taken into account.

Agenda of the Annual General Meeting of shareholders:

1. Approval of the order of the day, of the vote order, of the composition of the working bodies of the Annual General Meeting of shareholders of JSC "Aeroflot".
2. Approval of the Annual Report of JSC "Aeroflot" for 2009.
3. Approval of the annual accounting statements including the statement of profit and loss (accounts of profit and loss) of JSC "Aeroflot" for 2009.
4. Approval of allocation of profits of JSC "Aeroflot" after the results of fiscal year 2009.
5. About the amount, time and form of payment of dividends on shares of JSC "Aeroflot" by the results of fiscal year 2009.
6. Election of Members of the Board of Directors of JSC "Aeroflot".
7. Election of Members of the Audit Commission of JSC "Aeroflot"
8. Appointment of the Statutory Auditor of JSC "Aeroflot" for 2010.
9. Payment of remunerations to the Members of the Board of Directors of JSC "Aeroflot".

The information (materials) to be made available to shareholders in the course of preparation to the General Meeting may be reviewed starting from the 19th of May till the 19th of June, 2010 fro**m 10:00 a.m. till 5:30 p.m on working days (on Fridays till 3:00 p.m.) at the following locations**:

1) Arbat St., 10, Moscow, 125167, Corporate Property Management Department of JSC "Aeroflot" (4th floor);
2) 103340, Moscow, Airport Sheremetievo-1, building 6, JSC "Aeroflot" Flight Crew Training Center (room 107).

Registration of the participants of the Annual General Meeting of shareholders and issue of invitation tickets to the Meeting will take place at the above said venue of the General Meeting on the 17th of June – from 10:00 a.m. till 6:00 p.m.; on the 18th of June – from 9:00 a.m. till 4:00 p.m., and on the 19th of June, 2010 – from 9:00 a.m. till the end of discussions of the last issue of the Annual General Meeting agenda that will have the quorum.

To register as a participant of the Meeting, it is required to present an identification document (civil passport), and the set of ballots delivered to shareholders by mail. The participants acting on behalf of shareholders whose rights are not registered with the Company Registrar will be required to present proxies processed in compliance with the requirements of items 4 and 5 of Article 185 of the Civil Code of the Russian Federation or notarized.

Representatives of legal persons are required also to present documents certifying the representatives' powers to perform relevant actions on behalf of the legal person.

Contact phone numbers: **(495) 258-0684, 578-3680.**

Board of Directors of JSC "Aeroflot"

JOINT STOCK COMPANY


AEROFLOT
Russian Airlines
SKYTEAM

10, Arbat st., Moscow, 119002, Russia
Tel.: (499) 500-68-68, (499) 500-68-69
Fax: (499) 500-68-67, http://www.aeroflot.ru

Date 19.05.10 our ref. 402-250

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You materials on forthcoming AGM of Joint –Stock Company «Aeroflot – Russian Airlines» which will be held on June, 19 2010.

Code of the issuer 82 – 4592.

If You would have any questions, please contact us by phone +7 (495) 258-0686 or by E-mail: afokeeva@aeroflot.ru.

Attached documents includes 45 pages.

Sincerely Yours,

Head of Corporate Finance Department
JSC «Aeroflot - Russian Airlines»

Alexey Goreslavsky

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 16 of April 19, 2010

Agenda
Annual General Meeting of Shareholders of JSC "Aeroflot"
19th of June, 2010

1. Approval of the order of the day, of the vote order, of the composition of the working bodies of the Annual General Meeting of shareholders of JSC "Aeroflot".
2. Approval of the Annual Report of JSC "Aeroflot" for 2009
3. Approval of the annual accounting statements including the statement of profit and loss (accounts of profit and loss) of JSC "Aeroflot" for 2009.
4. Approval of allocation of profits of JSC "Aeroflot" by the results of fiscal year 2009.
5. About the amount, time and form of payment of dividends on shares of JSC "Aeroflot" by the results of fiscal year 2009.
6. Election of Members of the Board of Directors of JSC "Aeroflot".
7. Election of Members of the Audit Commission of JSC "Aeroflot"
8. Appointment of the Statutory Auditor of JSC "Aeroflot" for 2010.
9. Payment of remunerations to the Members of the Board of Directors of JSC "Aeroflot" for 2009.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 1
for voting at the Annual General Meeting of the shareholders of Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 10, 119002, Moscow, Russian Federation

The form of the General Meeting of shareholders conducting is meeting.
Meeting venue: building 1 – building of JSC "Aeroflot office, tenancy 31, Mezdunarodnoye Shosse, Northern Administrative District, Moscow, the Russian Federation
Date and time of the Meeting: the 19th of June, 2010, 10:00 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 1 of the agenda: *Approval of the order of the day, vote order, composition of the working bodies of Annual General Meeting of shareholders of JSC "Aeroflot".* *Number of votes in the shareholder's possession for voting the aforesaid issue:*	
The wording of the resolution on issue № 1 of the agenda: **"BE IT RESOLVED TO APPROVE THE ORDER OF THE DAY, THE VOTE ORDER, THE COMPOSITION OF THE WORKING BODIES OF THE GENERAL MEETING OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"**	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder (representative) must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Administration Department, Arbat St., 10, 119002, Moscow, Russian Federation

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th of June, 2010 are only taken into account.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 2
for voting at the Annual General Meeting of the shareholders of Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 10, 119002, Moscow, Russian Federation

The form of the General Meeting of shareholders conducting is meeting.
Meeting venue: building 1 – building of JSC "Aeroflot office, tenancy 31, Mezdunarodnoye Shosse, Northern Administrative District, Moscow, the Russian Federation
Date and time of the Meeting: the 19th of June, 2010, 10:00 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 2 of the agenda: *Approval of the Annual Report of JSC "Aeroflot" for 2009.* ***Number of votes in the shareholder's possession for voting the aforesaid issue:***	
The wording of the resolution on issue №2 of the agenda: **"BE IT RESOLVED TO APPROVE ANNUAL REPORT OF JSC "AEROFLOT" FOR YEAR 2009".**	**«PLACET»** ☐ ______votes **«NON PLACET»** ☐ _______ votes **«ABSTAIN»** ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ________________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder (representative) must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;***

**** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting*** **option the said votes are summed up.**

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Administration Department, Arbat St., 10, 119002, Moscow, Russian Federation

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th of June, 2010 are only taken into account.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 3
for voting at the Annual General Meeting of the shareholders of Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 10, 119002, Moscow, Russian Federation

The form of the General Meeting of shareholders conducting is meeting.
Meeting venue: building 1 – building of JSC "Aeroflot office, tenancy 31, Mezdunarodnoye Shosse, Northern Administrative District, Moscow, the Russian Federation
Date and time of the Meeting: the 19th of June, 2010, 10:00 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 3 of the agenda: *Approval of the annual accounting statements including the statement of profit and loss (accounts of profit and loss) of JSC "Aeroflot" for 2009.*

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 3 of the agenda: **"BE IT RESOLVED TO APPROVE ANNUAL ACCOUNTING STATEMENTS OF PROFIT AND LOSS (ACCOUNTS OF PROFIT AND LOSS) OF JSC "AEROFLOT" BY THE RESULTS OF FISCAL YEAR 2009".**	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ *- mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ *- mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ *- mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ________________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder (representative) must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Administration Department, Arbat St., 10, 119002, Moscow, Russian Federation

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th of June, 2010 are only taken into account.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 4
for voting at the Annual General Meeting of the shareholders of Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 10, 119002, Moscow, Russian Federation

The form of the General Meeting of shareholders conducting is meeting.
Meeting venue: building 1 – building of JSC "Aeroflot office, tenancy 31, Mezdunarodnoye Shosse, Northern Administrative District, Moscow, the Russian Federation
Date and time of the Meeting: the 19th of June, 2010, 10:00 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 4 of the agenda: *Approval of the allocation of profit of JSC "Aeroflot" by the results of fiscal year 2009.* ***Number of votes in the shareholder's possession for voting the aforesaid issue:***	
The wording of the resolution on issue № 4 of the agenda: **"BE IT RESOLVED TO APPROVE ANNUAL ALLOCATION OF PROFIT (INCLUDING PAYMENT (ANNOUNCEMENT) OF DIVIDEND) OF JSC "AEROFLOT" BY THE RESULTS OF FISCAL YEAR 2009".**	«PLACET» ☐ ______votes «NON PLACET» ☐ ______ votes «ABSTAIN» ☐ ______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder (representative) must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;***

**** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Administration Department, Arbat St., 10, 119002, Moscow, Russian Federation

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th of June, 2010 are only taken into account.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 5
for voting at the Annual General Meeting of the shareholders of Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 10, 119002, Moscow, Russian Federation

The form of the General Meeting of shareholders conducting is meeting.
Meeting venue: building 1 – building of JSC "Aeroflot office, tenancy 31, Mezdunarodnoye Shosse, Northern Administrative District, Moscow, the Russian Federation
Date and time of the Meeting: the 19th of June, 2010, 10:00 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 5 of the agenda: *About the amount, terms and form of payment of dividends on shares of JSC "Aeroflot" by the results of fiscal year 2009.* ***Number of votes in the shareholder's possession for voting the aforesaid issue:***	
The wording of the resolution on issue №5 of the agenda: **"BE IT RESOLVED TO PAY THE DIVIDEND ON SHARES OF JSC "AEROFLOT" DURING THE PERIOD FROM JUNE 20 TILL AUGUST 18, 2010 BY THE RESULTS OF FISCAL YEAR 2009 IN THE AMOUNT OF 0.3497 RUBLES PER SHARE IN CASH".**	«PLACET» ☐ ______votes «NON PLACET» ☐ _______ votes «ABSTAIN» ☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ____________________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder (representative) must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address: JSC "Aeroflot" Corporate Property Administration Department, Arbat St., 10, 119002, Moscow, Russian Federation

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th of June, 2010 are only taken into account.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 6
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 10, 119002, Moscow, Russian Federation

The form of the General Meeting of shareholders conducting is meeting.
Meeting venue: building 1 – building of JSC "Aeroflot office, tenancy 31, Mezdunarodnoye Shosse, Northern Administrative District, Moscow, the Russian Federation
Date and time of the Meeting: the 19th of June, 2010, 10:00 a.m.

Full name (corporate name) of the shareholder:
Registration number:
***Number of cumulative votes:**

Issue № 6 of the agenda: *Election of Members of the Board of Directors of JSC "Aeroflot".*
The wording of the resolution for issue № 6 of the agenda: **"BE IT RESOLVED TO ELECT ELEVEN MEMBERS OF THE BOARD OF DIRECTORS OF THE JSC "AEROFLOT" FROM THE FOLLOWING NOMINEES"**

Voting options:

PLACET	NON PLACET	ABSTAIN
	☐	☐

Distribution of votes

1.	**Aleksashenko Sergey Vladimirovitch** – Director for Microeconomic Research of GOU VPO "The State University – Higher School of Economics	1.	
2.	**Androsov Cyril Gennadievitch** – Deputy Chief of the Administration of the Government of the Russian Federation	2.	
3.	**Antonov Vladimir Nikolaevitch** – First Deputy General Director of JSC "Aeroflot"	3.	
4.	**Dmitriev Vladimir Alexandrovitch** – Chairman of the State Corporation "Bank for Development and Foreign Economic Affairs " (Vnesheconombank)	4.	
5.	**Dushatin Leonid Alexseevitch** – Senior Vice-President of ZAO "National Reserve Bank"	5.	
6.	**Kalmykov Andrey Urievitch** - Assistant to the Minister of Transport of the Russian Federation	6.	
7.	**Lebedev Alexander Evgenyevitch** – Chairman of the Board of Directors of ZAO "National Reserve Corporation"	7.	
8.	**Lyevin Cyril Urievitch** – Vice-President – First Deputy Director of OAO "Sberbank of Russia" department	8.	
9.	**Levitin Igor Evgenievitch** – Minister of Transport of the Russian Federation	9.	
10.	**Nikitin Gleb Sergeevitch** - Deputy Chief of the Administration of the Federal Agency of State Property Management	10.	
11.	**Saveliev Vitaly Gennadievitch** – General Director of JSC "Aeroflot"	11.	
12.	**Stolyarov Andrey Victorovitch** – Deputy General Director of ZAO "UniCredit Aton"	12.	
13.	**Tarasov Alexey Evgenievitch** - General Director of OOO "National Reserve Corporation"	13.	
14.	**Teplukhin Pavel Michailovitch** - Independent expert	14.	

Shareholder's (representative's) signature

In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*
☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*
☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

(The ballot has front and reverse sides)

ATTENTION!

* Voting on agenda issue № 6 is carried out by cumulative vote. Under cumulative vote arrangement the number of votes indicated in the ballot is obtained by multiplying the number of shares belonging to the shareholder by the number of persons to be elected to the Board of Directors of the Company (11 persons) and the shareholders has the right to cast all the votes indicated in the ballot in favor of one nominee or distribute them between two or more nominees at his/her own discretion.

Fractional part of a vote, resultant from the multiplying of vote number belonging to the shareholder by the number of persons to be elected to the Board of Directors of the Company can be cast for one nominee only.

The voting ballot must be signed by a shareholder or by a shareholder's representative. The voting at the Annual General Meeting of shareholders is done by ballots that have been mailed to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot" Corporate Property Administration Department, Arbat St., 10, 119002, Moscow, the Russian Federation

If voting is done by proxy by way of mailing the ballot to the above given address the original papers (or notarized copies thereof) proving the powers of transferees and representatives of persons included in the list of persons entitled to participate in the General Meeting must be enclosed to the ballots submitted by such persons.

When determining the quorum and summing up the vote returns the account is taken of the ballots that were received at least two days prior the date of the General Meeting of shareholders – before the 16th of June, 2010, inclusive.

In case you have transferred shares in your possession after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized you are responsible **to** issue to each of the acquirers a proxy for voting specifying therein the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting personally according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case in future when shares are transferred.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 7
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 10, 119002, Moscow, Russian Federation

The form of the General Meeting of shareholders conducting is meeting.
Meeting venue: building 1 – building of JSC "Aeroflot office, tenancy 31, Mezdunarodnoye Shosse, Northern Administrative District, Moscow, the Russian Federation
Date and time of the Meeting: the 19th of June, 2010, 10:00 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 7 of the agenda: *Election of Members of the Audit Commission of JSC "Aeroflot".*

Number of votes the shareholder possesses when voting this issue:

The wording of the resolution for issue № 7 of the agenda: **"BE IT RESOLVED TO ELECT FIVE MEMBERS OF THE AUDIT COMMISSION OF THE JSC "AEROFLOT" FROM THE FOLLOWING NOMINEES:"**

PLACET	*Number of "PLACET" votes*	NON PLACET	*Number of "NON PLACET" votes*	ABSTAIN	*Number of "ABSTAIN" votes*

1. **Galimov Nikolay Anasovitch** – Deputy Director of a department of the Ministry of Transport of Russia

PLACET		NON PLACET		ABSTAIN	

2. **Galkin Dmitry Yurievitch** – Director, Department of Internal Audit Service of JSC "Aeroflot"

PLACET		NON PLACET		ABSTAIN	

3. **Golosov Michail Vladimirovitch** – Deputy Chief of the Administration of the Federal Agency of Air Transport

PLACET		NON PLACET		ABSTAIN	

4. **Mikheeva Elena Andreevna** – Deputy Chief of a Department of the Ministry of Transport of the Russian Federation

PLACET		NON PLACET		ABSTAIN	

5. **Tsygankov Sergey Nikolaevitch** – Head of a Department of the Ministry of Economic Development of Russia

PLACET		NON PLACET		ABSTAIN	

Signature of the shareholder or a proxy ____________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

When voting by ballot № 7, please, choose for each nominee one of the suggested voting options by putting any mark in the corresponding box, except when voting under instructions of persons who become owners of the shares after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been finalized. The number of votes in the corresponding to the voting option box is to be indicated if after the date the list of persons entitled to take part in the Annual General Meeting of shareholders has been finalized, a transfer of shares to one or several acquirers was effected, except cases when all shares have been transferred to one and the same acquirer who issued instructions for voting by the shares, or all shares have been transferred to several acquirers who issued identical instructions for voting by the shares.

Voting ballot № 7 will be deemed invalid if the option "PLACET" in the given ballot is marked for more than five nominees, if the voter failed to mark any nominee at all, or the opinion for all nominees is ambiguous and also if the ballot is not signed, then the votes of the given ballot is disregarded.

(The ballot has front and reverse sides)

ATTENTION!

The voting ballot must be signed by a shareholder or by a shareholder's representative. The voting at the Annual General Meeting of shareholders is done by ballots that have been mailed to shareholders.

Shareholders (their representatives) can send filled-in and signed ballots to or personally deliver them at the address: JSC "Aeroflot" Corporate Property Administration Department, Arbat St., 10, 119002, Moscow, the Russian Federation

The original papers (or notarized copies thereof) proving the powers of transferees and representatives of persons included in the list of persons entitled to participate in the General Meeting must be enclosed to the ballots submitted by such persons.

When determining the quorum and summing up the vote returns the account is taken of the ballots that were received at least two days prior the date of the General Meeting of shareholders – before the 16th of June, 2010, inclusive.

In case you have transferred shares in your possession after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized you are responsible **to** issue to each of the acquirers a proxy for voting specifying therein the number of shares that can be voted under the proxy issued or **to** vote at the General Meeting personally according to the instructions of the acquirers (acquirer) of those shares. The said rule is applied also in every case in future when shares are transferred.

For that matter, the following voting rules must be complied with:

1) if more than one voting option is marked in the ballot then the number of votes given for corresponding voting option and the mark that the voting is done according to the instructions of acquirers of shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized must be indicated in the fields for indication of votes number given for each voting option;
2) the voter who votes by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was closed must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that the voting is done by proxy issued in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized;
3) if after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized not all shares were transferred the voter must indicate in the field for indication of votes number opposite the chosen voting option the number of votes given for the preferred voting option and put a mark that a part of shares were transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized. If instructions of the acquirers of shares in relation to shares transferred after the date the list of persons who have the right to take part in the General Meeting of shareholders was finalized were received and the instructions are identical to the chosen voting option then such votes are summed up.

AEROFLOT Russian Airlines

SKYTEAM

(82-4592)

BALLOT № 8
for voting at the Annual General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 10, 119002, Moscow, Russian Federation

The form of the General Meeting of shareholders conducting is meeting.
Meeting venue: building 1 – building of JSC "Aeroflot office, tenancy 31, Mezdunarodnoye Shosse, Northern Administrative District, Moscow, the Russian Federation
Date and time of the Meeting: the 19th of June, 2010, 10:00 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 8 of the agenda: *Appointment of the Statutory Auditor of JSC "Aeroflot" for 2010* ***Number of votes in the shareholder's possession for voting the aforesaid issue:***	
The wording of the resolution on issue № 8 of the agenda: **"BE IT RESOLVED TO APPOINT ZAO "BDO" THE STATUTORY AUDITOR OF JSC "AEROFLOT" FOR 2010".**	**«PLACET»** ☐ ______**votes** **«NON PLACET»** ☐ _______ **votes** **«ABSTAIN»** ☐ _______ **votes**

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder (representative) must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

**** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;***

**** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;***

**** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.***

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Administration Department, Arbat St., 10, 119002, Moscow, Russian Federation

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th of June, 2010 are only taken into account.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 9
for voting at the Annual General Meeting of the shareholders of Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Arbat St., 10, 119002, Moscow, Russian Federation

The form of the General Meeting of shareholders conducting is meeting.
Meeting venue: building 1 – building of JSC "Aeroflot office, tenancy 31, Mezdunarodnoye Shosse, Northern Administrative District, Moscow, the Russian Federation
Date and time of the Meeting: the 19th of June, 2010, 10:00 a.m.

Full name (corporate name) of the shareholder:
Registration number:

Issue № 9 of the agenda: *Payment of remunerations to the Members of the Board of Directors of JSC "Aeroflot" for 2009.*

Number of votes in the shareholder's possession for voting the aforesaid issue:

The wording of the resolution on issue № 9 of the agenda:

"BE IT RESOLVED TO PAY THE REMUNERATION TO THE MEMBERS OF THE BOARD OF DIRECTORS OF JSC "AEROFLOT" IN THE FOLLOWING AMOUNT:

1. Aleksashenko S.V. 875,000 rubles
2. Antonov V.N. 775,000 rubles
3. Danilitsky A.A. 335 000 rubles
4. Dmitriev V.A. 675 000 rubles
5. Dushatin L.A. 975 000 rubles
6. Lebedev A.E. 625 000 rubles
7. Okulov V.M. 335 000 rubles
8. Saveliev V.G. 440 000 rubles
9. Stolyarov A.V. 440 000 rubles
10. Tarasov A.E. 640 000 rubles
11. Sharonov A.V. 535 000 rubles

«PLACET»
☐ ______votes

«NON PLACET»
☐ _______ votes

«ABSTAIN»
☐ _______ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ________________________________

____
In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued

Voting is done by crossing a box ☒ corresponding to the option you choose;

The shareholder (representative) must sign the ballot. Incorrectly filled-in or unsigned ballots will be deemed null and void.

(The ballot has front and reverse sides)

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes provided for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be made;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such persons.

Duly completed and signed ballot may be mailed to the following address:

JSC "Aeroflot" Corporate Property Administration Department, Arbat St., 10, 119002, Moscow, Russian Federation

To ascertain the quorum at the Annual General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 16th of June, 2010 are only taken into account.

(82-4592)

APPROVED by
the Board of Directors of JSC "Aeroflot"
Minutes № 13 of February 25, 2010 .

LIST
of nominees to the Board of Directors of JSC "Aeroflot" for elections to be held at the Annual General Meeting of shareholders in 2010

№	Full Name	Title
1	**Aleksashenko Sergey Vladimirovitch**	Director for Microeconomic Research of GOU VPO "The State University – Higher School of Economics"
2	**Androsov Cyril Gennadievitch**	Deputy Chief of the Administration of the Government of the Russian Federation
3	**Antonov Vladimir Nikolaevitch**	First Deputy General Director of JSC "Aeroflot"
4	**Dmitriev Vladimir Alexandrovitch**	Chairman of the State Corporation "Bank for Development and Foreign Economic Affairs " (Vnesheconombank)
5	**Dushatin Leonid Alexseevitch**	Senior Vice-President of ZAO "National Reserve Bank"
6	**Kalmykov Andrey Urievitch**	Assistant to the Minister of Transport of the Russian Federation
7	**Lebedev Alexander Evgenyevitch**	Chairman of the Board of Directors of ZAO "National Reserve Corporation"
8	**Lyevin Cyril Urievitch**	Vice-President – First Deputy Director of OAO "Sberbank of Russia" department
9	**Levitin Igor Evgenievitch**	Minister of Transport of the Russian Federation
10	**Nikitin Gleb Sergeevitch**	Deputy Chief of the Administration of the Federal Agency of State Property Management
11	**Saveliev Vitaly Gennadievitch**	General Director of JSC "Aeroflot"
12	**Stolyarov Andrey Victorovitch**	Deputy General Director of ZAO "UniCredit Aton"
13	**Tarasov Alexey Evgenievitch**	General Director of OOO "National Reserve Corporation"
14	**Teplukhin Pavel Michailovitch**	Independent expert

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 13 of the 25th of February, 2010.

LIST
of nominees to the Audit Commission of JSC "Aeroflot"
to be elected at the Annual General Meeting of Shareholders of the Company
in 2010

№/п	Full Name	Position
1	**Galimov Nikolay Anasovitch**	Deputy Director of a department of the Ministry of Transport of Russia
2	**Galkin Dmitry Yurievitch**	Director, Department of Internal Audit Service of JSC "Aeroflot"
3	**Golosov Michail Vladimirovitch**	Deputy Chief of the Administration of the Federal Agency of Air Transport
4	**Mikheeva Elena Andreevna**	Deputy Chief of a Department of the Ministry of Transport of the Russian Federation
5	**Tsygankov Sergey Nikolaevitch**	Head of a Department of the Ministry of Economic Development of Russia

(82-4592)

CURRICULA VITAE OF NOMINEES TO THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

(Annual General Meeting of shareholders June 191, 2010)

1. **ALEKSASHENKO SERGEY VLADIMIROVITCH – Director for Microeconomic Research of GOU VPO "The State University – Higher School of Economics", Member of JSC Aeroflot Board of Directors.** Born on December 23, 1959 in Lukiono-Dulevo of Orkhovo-Zuevsky district of Moscow Region. In 1989 graduated from Economy Faculty of the Moscow State University named after V.N.Lomonosov, Candidate of Economy Sciences. Worked in the positions of Deputy Minister of Finance of the Russian Federation, First Deputy General Director of "Interros" Holding Company, Leader of the Fund "Center of Development", President of Investments Group "Entente Capital", General Director of OOO "Merril Linch Securities". Holds present position form December of 2008.

2. **ANDROSOV CYRIL GENNADIEVITCH – before May of 2010 held position of Deputy Chief of the Administration of the Government of the Russian Federation, Member of the Board of Directors of JSC Aeroflot.** Born on June 13, 1972 in Murmansk. In 1994 graduated from Saint Petersburg Marine Technical University, qualification "Economics and Organization of Machine-Building Industry", Candidate of Economy Sciences. From 2000 till 2004 worked in the position of the First Deputy General Director of OAO "Lenenergo", form May, 2004 till November 2005 held the position of Director of a department of the ministry of Economic Development and Trade of the Russian Federation, from November of 2005 – Deputy Minister of Economic Development and Trade of the Russian federation. Holds present position from May, 2008. Awarded with the Order of Honor (2008).

3. **ANTONOV VLADIMIR NIKOLAEVITCH – First Deputy General Director, Member of the Board of Directors of JSC "Aeroflot".** Born in 1953 in Moscow. In 1975 graduated from Moscow Institute of Railway Transport Engineers, qualification "Electrification of Railway Transport". In 1977 to 1995 served in Armed Forces. From 1995 till 2002 – Deputy General Director of JSC "Aeroflot", economic and aviation security, later – Deputy General Director, aviation security; Deputy General Director, aviation and operational security. Has state awards.

4. **DMITRIEV VLADIMIR ALEXANDROVITCH – Chairman of the State Corporation "Bank for Development and Foreign Economic Affairs " (Vnesheconombank), Member of the Board of Directors of JSC Aeroflot.** Born on August 25, 1953. In 1975 graduated from Moscow Finance Institute, qualification "International Economic Relations", Doctor of Economic Sciences, Corresponding Member of the Russian Academy of Natural Sciences. From 2002 till 2004 - Vice-President-Chairman of the Executive Board of "Bank for Foreign Trade" (OAO). From 2004 till 2007 – Chairman of Vnesheconombank/ From June, 2007 holds current position. Member of the Board of Directors of OAO "United Ship-Building Corporation", OAO "United Aircraft-Building Corporation", OAO "NOVATECH", Chairman of Supervisory Council of OOO "VEB Capital", Chairman of Supervisory Council of PAO "Prominvestbank" (Ukraine), Member of Supervisory Council of SOOO

"Minsk-City" (Republic of Belorussia), Member of the Executive Board of All-Russia Non-profit Organization "Russian Union of Industrialists and Entrepreneurs".

5. **DUSHATIN LEONID ALEXSEEVITCH – Senior Vice-President of "National Reserve Bank" (OAO), Member of JSC Aeroflot Board of Directors (from 2003), Chairman of the Audit Committee of the Board of Directors (from 2006), Member of the Strategy Committee of the Board of Directors of JSC Aeroflot**. Born in 1960 in Moscow. Graduated from the Moscow Finance Institute with qualification "International Currency and Credit Relations". From 19983 till 1990 worked in the Main Currency and Economics Department of the USSR Ministry of Finance. From 1996 works in NRB Group: Vice-President, Chief of the Administration, Deputy Chairman of the Executive Board of AKB "National Reserve Bank" (OAO), form April 2004 – First Deputy of ZAO "National Reserve Corporation". From 2009 holds current position.

6. **KALMYKOV ANDREY URIEVITCH – Deputy General Director of JSC Aeroflot on Commercial Affairs**. Born on February 24, 1973 in Moscow. In 1996 graduated from the Moscow State Institute of Radio Engineering", qualification "Electronic Instruments and Devices"/ In 1993-1996 worked in GUP NPP "Oplot". Form 1996 till 1998 – Commercial Director of OOO "Institute of Business". From 1998 till 2008 worked in the Group of Companies "Sunrise Tour". Form 2008 till April of 2010 - Assistant to the Minister of Transport of the Russian Federation. From April 2010 holds the current position.

7. **LEBEDEV ALEXANDER EVGENYEVITCH – Chairman of the Board of Directors of ZAO "National Reserve Corporation"**. Born in 1959 in Moscow. In 1982 graduated from the Moscow State Institute of International Relations with qualification "International Economic Relations", Doctor of Economic Sciences. From 1982 till 1986 worked in the Institute of World Socialist System Economy. From 1993 till 1995 – Chairman of the Executive Board of JSC "Russian Investments and Finance Company" (RIFK) and from 1995 till 2003 – President, Chairman of the Executive Board of JSC "National Reserve Bank". From 2003 till 2007 – Delegate of the RF State Duma of the forth convocation, from January of 2004 till 2007 – Deputy Chairman of the State Duma Committee on the Commonwealth of Independent States Affairs and Relations with Fellow Countrymen. Form 2007 holds the current position.

8. **LYEVIN CYRIL URIEVITCH** – till May 1, 2010 Vice-President –Director of OAO "Sberbank of Russia" department. Born on December 4, 1968 in Moscow. In 1990 graduated form the Moscow Aviation Institute named after S.Ordzhenikidze, qualification "Management of Scientific Research and Design". Form November 1992 till November 1996 worked in the Russian National Commercial Bank. From March of 1997 till September 2007 – in AB "Gazprombank" (OAO) including Deputy Chairman of the Executive Board form 2000. From March 2008 till May 2009 – President of OOO "UK Renaissance Investments Management". From May of 2009 til May 1, 2010 – Vice-President, Director of Corporate Business Department of OAO "Sberbank of Russia". From April of 2004 till now – Member of the Board of Directors of OAO "Magnitogork Metall Works Combinat", Chairman of the Audit Committee.

9. **LEVITIN IGOR EVGENIEVITCH – Minister of Transport of the Russian Federation, Chairman of the Baord of Directors of JSC Aeroflot**. Born on 21 of February, 1952 in the village Tsebrikovo of Veliko-Michilovskiy District of Odessa Region. In 1973 graduated Leningrad Higher Commanding School of Railway Military Communications named after M.V.Frunze, in 1983 – from the military Academy of the Rear and Transport. From 1996 till 2004 worked in the positions of the Commander of

Railway Department, Deputy General Director of ZAO "Severtransstal" (Moscow). From 2004 – Minister of Transport and Communications of the Russian Federation. From May 2004 holds the current position. He is the Chairman of the Board of Directors of OAO "International Airport Sheremetyevo", OAO "Managing Company "Murmansk Transport Janction", Member of the Board of Directors of "United Aircraft-Building Corporation". Has state awards.

10. **NIKITIN GLEB SERGEEVITCH - Deputy Chief of the Administration of the Federal Agency of State Property Management, Member of the Board of Directors of JSC Aeroflot**. Born on August 24, 1977 in Leningrad. In 1999 graduated from the St. Petersburg State University of Economics and Finance, qualification "Finance and Credit", in 2004 – the St. Petersburg State University, qualification "Jurisprudence". From 1999 till 2004 worked in the positions of Leading Specialist, Chief of a Department, Chief of the Administration of the Committee for Management of the municipal Property of Saint Petersburg; from 2004 till 2007 – Chief of an Administration of the Federal Agency for Management of the Federal Property; form 2008 hjlds the current position.

11. **SAVELIEV VITALY GENNADIEVITCH – General Director of JSC "Aeroflot"**. Born in 1954 in Tashkent. In 1977 graduated from the Mechanic – Machine Building Faculty of the Leningrad Polytechnic Institute, qualification "Construction and Road Machines and Equipment" (qualification "Engineer – Mechanic"); in 1986 – from Engineering and Economics Institute named after Palmiro Tolyatty. From 1987 worked in the position of the Deputy Chief of the Main Administration for Construction of Engineering Constructions of Leningrad "Glavleningradingstroy". From December 1988 was the Head of the Leningrad Branch of Joint Soviet-American Venture "Dialog". In 1989 became one of the founders of and Members of the Board of Directors of "DialogBank". From 1990 till 1993 was the President of the Executive Board of the Soviet-American Venture "DialogInvest", and form 1993 till 1995 – the Chairman of the Executive Board of Bank "Rissia", form November 1995 – Chairman of the Excutive board of "Menatep SPit" Bank, form September 2001 – the Deputy Chairman of OAO "Gazprom" and form 2002 till 2004 – Vice-President of United Company "GROS", Councilor to the General Director of "Svyazinvest" on financial matters and IT-technologies; form 2004 till 2007 – Deputy Minister of Economic Development and Trade. From 2007 till April 2009 – First Vice-President of AFK "System", Chief of the Business Unit "Telecommunication Assets". From the 10th of April, 2009 holds the current position.

12. **STOLYAROV ANDREY VICTOROVITCH – Deputy General Director of ZAO "UniCredit Securities".** Born in 1970 in Moscow. In 1992 graduated from the Moscow State Pedagogical University named after V.L.Lenin, qualification "Mathematics"; in 1999 – from the Moscow State Aviation Institute, qualification "Management". From 1994 till 1997 worked as an economist in the Financial Department, Chief of the Financial Department Analysis in AB "Toribank"; from 1997 till 2000 – as risk-Manager and the Internal Auditor, Senior Auditor, Chief Accountant in «Regent European Securities Ltd.»; form 2000 till 2004 – Deputy Finance Director, Director of the Finance Department, Finance Director of OOO "Aton"; from 2004 till 2006 – General Director of OOO "Largo"; from 2006 till 2007 – Finance Director of ZAO "UniCredit Aton" (former ZAO "ATON Broker"). From 2004 is the chairman of the Board of Directors of ZAO "Depository-Clearing Company".

13. **TARASOV ALEXEY EVGENIEVITCH - General Director of OOO "National Reserve Corporation".** Born in 1972 in Moscow. In 1994 graduated from the Moscow State Institute of International Relations of the RF Ministry of Foreign Affairs, qualification "Jurisprudence". From 1993 till 2000 worked in the position of the Chief of Legal Administration of ZAO "Conversebank", from 2000 till 2004 – Chief of the Legal Administration of AKB "Ingosstrakh – Sojuz"; from 2002 till 2004 – Adviser to the President of AKB "National Reserve Bank"; from 2004 till 2007 – Deputy General Director – Chief of the Legal Department of OOO "National Reserve Corporation"; from 2009 – General Director of ZAO "National Reserve Corporation". From 2010 holds the current position.

14. **TEPLUKHIN PAVEL MICHAILOVITCH -** Independent expert. Born on April 29, 1964 in Moscow. In 1986 graduated from the Faculty of Economics of the Moscow State University named after M.V.Lomonosov, qualification "Economist-Cyberneticist", Candidate of Economic Studies. From 1989 till 1990 worked in the Central Economics and Mathematics Institute of the USSR Academy of Sciences under E.G.Yasin's direction. From 1990 till 1991 was the Executive Director of the Consulting Firm AO "Academy". From 1991 till 1993 worked in the Institute of Economic Politics under E.T.Gaydar; from 1994 was the leader of the Moscow office the London School of Economics. From 1996 till 1997 worked in the Investment Company "Troyka Dialog". From 1997 till 2010 was the Executive Director, Main Partner of GK "Troyka Dialog". Is a Member of the Board of Director of OAO "Center of International Trade", National League of Managers, OAO "Nutrinvestholding", Mangers' Association, Chairman of the Committee on Investment Policies of the Supervisory Council of the Russian Corporation of nanotechnologies ROSNANO.

All persons in the List above have assented to be nominated for election to the Board of Directors of JSC "Aeroflot".

(82-4592)

CURRICULA VITAE OF NOMINEES TO THE AUDIT COMISSION OF JSC "AEROFLOT"

(Annual General Meeting of shareholders, June 19, 2010)

1. **GALIMOV NIKOLAY ANASOVITCH – Deputy Director of a department of the Ministry of Transport of Russia.** Born in 1972 in Moscow. In 1994 graduated from the Russian Economy Academy named after Plekhanov, qualification "Finance and Credit", and in 2000 – from the Academy of Labor and Social Relations, qualification "Jurisprudence". From 1998 till 2001 was Deputy Chief, Chief of the Finance Department of the Ministry of Economic Development of the Russian Federation; from 2001 till 2003 – Chief of a department of the Ministry of Finance of the Russian Federation, and from 2003 till 2004 – Chief of the Department of Tax Indebtedness of the Ministry for Taxes and Levies of the Russian Federation.

2. **GALKIN DMITRY URIEVITCH – Director, Department of Internal Audit Service of JSC "Aeroflot".** Born in 1963 in Moscow. In 1986 graduated from Moscow Institute of Management named after S.Ordgonikidze, qualification "Engineer in Economics on Organization of Management of Transport Organizations". From 1986 till 1988 served in armed forces. From 1988 till 2002 worked in JSC "Aeroflot" in the positions of Economist, Leading Economist, Chief of a department, Deputy Chief of Supervision and Audit Service, Chief of Internal Audit.

3. **GOLOSOV MICHAIL VLADIMIROVITCH – Deputy Chief of the Administration of Finance, Accounting and Reporting of the Federal Agency of Air Transport.** Born on July 17, 1975 in Yaroslavl. In 1996 graduated from Yaroslavl Higher Military Finance Red Star Order College named after General of the Army A.V.Khrulev, qualification "Accounting and Analysis of Financial and Business Operations of Enterprises and Organizations, Funding of Capital Construction and Industry", Economist. From 1996 till 2005 worked in OAO "VSUM" (former State Enterprise Military-Building Administration of Moscow) in the position of Deputy Chief Accountant and Chief Accountant. From 2006 till 2008 worked in investments and construction companies in the positions of Chief Accountant and Finance Director. From 2009 – Deputy Chief of Finance, Accounting and Reporting Administration – Chief Accountant of the Federal Agency of Air Transport.

4. **MIKHEEBA ELENA ANDREEVNA** – Deputy Chief of a Department of the Ministry of Transport of the Russian Federation. Born in 1971. In 1993 graduated from the Moscow Institute of Land Survey, Aerophotography and Cartography with qualification "engineer – aerophotogeodesist". From 1993 till 1996 – Inspector of a department, Expert of Subdivision of the Air Transport Department of the RF Ministry of Transport; from 1996 till 2000 – Leading Expert of the Department for CIS, Baltic Region and International Organizations, Deputy Chief of Protocol Department of the Federal Aviation Service of Air Transport of

Russia. From 2000 till 2004 – Deputy Chief of Accreditations, Visas and Protocol Support GSGA of the Ministry of Transport of Russia. From May holds the current position.

5. **TSYGANKOV SERGEY NIKOLAEVITCH – Head of a Department of the Ministry of Economic Development of Russia.** Born on September 27, 1978 in Trubchevsk of Bryansk Region. In 2002 graduated from the Moscow State University of Commerce under the Ministry of Economic Development of Russia, qualification "Jurisprudence". From 2003 works in the Ministry of Economic Development of Russia in various positions. From 2008 holds the current position.

All persons in the List above have assented to be nominated for election to the Audit Commission of JSC "Aeroflot".


AEROFLOT
Russian Airlines
SKYTEAM

(82-4592)

**ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF JSC "AEROFLOT"**

Moscow **June 19, 2010**

**Recommendation by
the Board of Directors of JSC "Aeroflot"
(Minutes № 16 of April 19, 2010)**

Issue № 3 of the agenda: "Approval of the annual accounting statements including the statement of profit and loss (accounts of profit and loss) of JSC "Aeroflot" for 2009"

RECOMMENDATION BY THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

"Recommended the Annual General Meeting of shareholders of JSC "Aeroflot" to approve annual accounting statements including the statement on profit and loss (accounts of profit and loss) of the Company for fiscal year 2009".


AEROFLOT
Russian Airlines
SKYTEAM

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF JSC "AEROFLOT"

Moscow **June 19, 2010**

Recommendation by
the Board of Directors of JSC "Aeroflot"
(Minutes № 16 of April 19, 2010)

Issue № 4 of the agenda: "Approval of allocation of profits of JSC "Aeroflot" by the results of fiscal year 2009"

RECOMMENDATION BY THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

"Recommended the Annual General Meeting of shareholders of JSC "Aeroflot" to approve allocation of profits (including payment (announcement) of dividend) of JSC "Aeroflot" by the results of fiscal year 2009".



(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow **June 19, 2010**

Recommendation by the Board of Directors of JSC "Aeroflot" (Minutes № 16 of April 19, 2010)

Issue № 5 of the agenda: "About the amount, time and form of payment of dividends on shares of JSC "Aeroflot" by the results of fiscal year 2009"

RECOMMENDATION BY THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

"Recommended the Annual General Meeting of shareholders of JSC "Aeroflot" to pay, during the period from the 20th of June till 18th of August, 20010, the dividend on JSC "Aeroflot's" shares for fiscal year 2009 in the amount of 0,3497 rubles per share in cash".


AEROFLOT
Russian Airlines
SKYTEAM

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow **June 19, 2010**

**Recommendation by
the Board of Directors of JSC "Aeroflot"
(Minutes № 13 of February 25, 2010)**

Issue № 6 of the agenda: "Election of Members of the Board of Directors of JSC "Aeroflot"

RECOMMENDATION BY THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

"Recommended the Annual General Meeting of shareholders of JSC "Aeroflot" to elect eleven members to the Board of Directors of JSC "Aeroflot" from the proposed nominees".


AEROFLOT
Russian Airlines
SKYTEAM

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow **June 19, 2010**

Recommendation by the Board of Directors of JSC "Aeroflot" (Minutes № 13 of February 25, 2010)

Issue № 7 of the agenda: "Election of Members of the Audit Commission of JSC "Aeroflot"

RECOMMENDATION BY THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

"Recommended the Annual General Meeting of shareholders of JSC "Aeroflot" to elect five members to the Audit Commission of JSC "Aeroflot" from among the proposed nominees".

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

**ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF JSC "AEROFLOT"**

Moscow **June 19, 2010**

**Recommendation by
the Board of Directors of JSC "Aeroflot"
(Minutes № 17 of May 12, 2010)**

Issue № 8 of the agenda: "Appointment of the Statutory Auditor of JSC "Aeroflot" for 2010"

RECOMMENDATION BY THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

"Recommended the Annual General Meeting of shareholders of JSC "Aeroflot" to approve an audit firm as the Statutory Auditor of JSC "Aeroflot" for 2010" ZAO "BDO".

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

Moscow **June 19, 2010**

Recommendation by the Board of Directors of JSC "Aeroflot" (Minutes № 16 of April 19, 2010)

Issue № 9 of the agenda: "Payment of remunerations to the Members of the Board of Directors of JSC "Aeroflot" for 2009"

RECOMMENDATION BY THE BOARD OF DIRECTORS OF JSC "AEROFLOT"

"Recommended the Annual General Meeting of shareholders of JSC "Aeroflot" to resolve to pay the remuneration to the Members of the Board of Directors for term of duty in the following amounts:

1.	Aleksashenko S.V.	875,000 rubles
2.	Antonov V.N.	775,000 rubles
3.	Danilitsky A.A.	335 000 rubles
4.	Dmitriev V.A.	675 000 rubles
5.	Dushatin L.A.	975 000 rubles
6.	Lebedev A.E.	625 000 rubles
7.	Okulov V.M.	335 000 rubles
8.	Saveliev V.G.	440 000 rubles
9.	Stolyarov A.V.	440 000 rubles
10.	Tarasov A.E.	640 000 rubles
11.	Sharonov A.V.	535 000 rubles

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

JSC "AEROFLOT – RUSSIAN AIRLINES"
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Ref. №   Moscow, Arbat St., 10

Approved
at the meeting of the Audit Committee of the Boar of Directors
of JSC "Aeroflot – Russian Airlines"
the 12th of April, 2010, Minutes № 38, item 6

REPORT
of the Audit Committee of the Board of Directors of JSC "Aeroflot – Russian Airlines"
on the results of financial and business activities of the Company in 2009

This Report has been prepared and is presented to the Board of Directors and the Annual General Meeting of shareholders of the Company in compliance with the Statute of the Audit Committee of the Board of Directors of JSC "Aeroflot – Russian Airlines", requirements of the Russian Federation legislation and government regulations.

The Audit Committee carried out current analysis of the financial results of the Company during the reporting year in cooperation with the internal audit service, economic security service, executive bodies of the Company basing on the accounting quarterly reports data made available. The Audit Committee provided to the Board of Directors and to the Management Board recommendations for achieving efficient management and control in the area of financial and business operation of the Company, as well as recommendations concerning financial, commercial and other risks connected with certain transactions and operations of the Company, its affiliates, arrangement of the accounting, financial planning and budgeting.

The Audit Committee carried out also sampling audits of the organization and the application of internal audit procedures in the Company including operations related to the execution of the plan (preparation and execution of the budget and the capital investments plan of the Company to show individual projects and accounts), individual major projects (matters of the operation and economic results of the affiliated companies), and took part in the selection procedure of a statutory audit organization to carry out the mandatory audit of the Company for fiscal year 2009.

During the reporting period, basing on the information available to the Audit Committee and to its members no facts of fraud, corruption, infringements upon the regulation on affiliation on the part of the Company management or Members of the Board of Directors were revealed during the reporting period.

The Audit Committee has reviewed the Annual Report on the Results of Financial and Business Activities of the Company for 2009 including the accounting balance sheet as at December 31, 2009, report of the profit and loss for January – December, 2009 and annexes to the accounting balance sheet and the opinions of the Company Statutory Auditor and the Audit Commission presented with the annual reporting paperwork, and recommends to the Board of Directors and to the Annual General Meeting of shareholders to approve the results of financial operations of the Company for fiscal year 2009 as presented by the Company.

Chairman of the Audit Committee **(signed)** **L.A.Dushatin**